UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 2

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Cloopen Group Holding Limited

(Name of the Issuer)

Cloopen Group Holding Limited

SpringX Holdings Limited

AutumnX Holdings Limited

SummerX Holdings Limited

Trustbridge Partners VII, L.P.

Trustbridge Partners V, L.P.

TB Partners GP7 Limited

TB Partners GP5 Limited

Retail Technology Asia Limited

Dmall Inc.

Changxun Sun

Cloopen Co., Ltd.

Flawless Success Limited

(Names of Persons Filing Statement)

Class A Ordinary Shares, par value US$0.0001 per share*

American Depositary Shares, each representing six (6) Class A Ordinary Shares

(Title of Class of Securities)

18900M203**

(CUSIP Number)

Cloopen Group Holding Limited
16/F, Tower A, Fairmont Tower

33 Guangshun North Main Street

Chaoyang District, Beijing 100102

People’s Republic of China

Trustbridge Partners VII, L.P.

Trustbridge Partners V, L.P.

TB Partners GP7 Limited

TB Partners GP5 Limited

2001, Agricultural Bank of China Tower

50 Connaught Road Central, Central,
Hong Kong

+852 3727 0300

Changxun Sun Cloopen Co., Ltd. 16/F, Tower A, Fairmont Tower 33 Guangshun North Main Street Chaoyang District, Beijing 100102 People’s Republic of China +86 10 6477 5680	Flawless Success Limited Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands +852 2760 2518	Retail Technology Asia Limited Dmall Inc. Floor 15, Block B, Haidian Culture and Art Building No. 28, Zhongguancun Street, Haidian District, Beijing, People’s Republic of China + 852 3905 0660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephanie Tang, Esq. Hogan Lovells Cadwalader 11th Floor, One Pacific Place 88 Queensway Hong Kong +852 2219 0888

Dan Ouyang, Esq.

K. Ronnie Li, Esq.
Baker & Mckenzie LLP

Suite 3401, China World Office 2
China World Trade Centre

No. 1 Jianguomenwai Avenue
Chaoyang District

Beijing 100004

People’s Republic of China

+86 10 6535 3800

Steve Lin, Esq. Han Kun Law Offices LLP Rooms 4301-10, 43/F., Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong +852 2820 5600	Nick Shu, Esq. Han Kun Law Offices 33/F, HKRI Center Two, HKRI Taikoo Hui 288 Shimen Road (No. 1) Jing’an District Shanghai 200041 People’s Republic of China +86 21 6080 0909	Owen Wang, Esq. King & Wood 20th Floor, East Tower, World Financial Centre, No.1 Dongsanhuan Zhonglu Chaoyang District Beijing 100020 People’s Republic of China +86 755 2576 7688	Shu Du, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jianguomenwai Avenue Chaoyang District Beijing 100004 People’s Republic of China +86 10 6535 5500

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

*Not for trading, but only in connection with the quotation on the OTC Market of the American depositary shares

**This CUSIP applies to the American depositary shares, each representing six (6) Class A Ordinary Shares

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INTRODUCTION

This Amendment No. 2 to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Cloopen Group Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the class A ordinary shares, par value US$0.0001 per share (each, a “Class A Ordinary Share,” collectively, the “Class A Ordinary Shares”), including Class A Ordinary Shares represented by American depositary shares (each, an “ADS,” and collectively, the “ADSs”), each representing six (6) Class A Ordinary Shares that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) SpringX Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) AutumnX Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“HoldCo”); (d) SummerX Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of HoldCo (“Merger Sub”); (e) Trustbridge Partners VII, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Trustbridge Partners VII”); (f) Trustbridge Partners V, L.P., an exempted limited partnership formed under the laws of the Cayman Islands (“Trustbridge Partners V”); (g) TB Partners GP7 Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“TB GP7”); (h) TB Partners GP5 Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“TB GP5”); (i) Retail Technology Asia Limited, a company incorporated under the laws of Hong Kong (“RTA”); (j) Dmall Inc., a business company incorporated in the British Virgin Islands (“Dmall”); (k) Mr. Changxun Sun, chief executive officer of the Company (the “Founder”); (l) Cloopen Co., Ltd. (“Cloopen Co”), a company incorporated under the laws of the British Virgin Islands; and (m) Flawless Success Limited (“Flawless Success”), a company incorporated under the laws of the British Virgin Islands. This Transaction Statement amends and restates in its entirety the Rule 13e-3 transaction statement on Schedule 13E-3 filed with the SEC pursuant to Section 13(e) of the Exchange Act by the Reporting Persons on August 11, 2026.

Throughout this Transaction Statement, (a) Cloopen Co, Trustbridge Partners V, Novo Investment HK Limited, Image Frame Investment (HK) Limited, Parantoux Vintage PE Ltd., Flawless Success, Mirae Asset New Economy Fund L.P. and Mirae Asset Growth 1 Investment Company Limited are collectively referred to herein as the “Rollover Shareholders”; and (b) Parent, HoldCo, Merger Sub, Trustbridge Partners V, Trustbridge Partners VII, TB GP5, TB GP7, RTA, Dmall, the Founder, Cloopen Co, and Flawless Success are collectively referred to as the “Buyer Group”.

On May 12, 2026, Parent, HoldCo, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as the surviving company and becoming a wholly-owned subsidiary of HoldCo (the “Surviving Company”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each Share (as defined below) of par value of US$0.0001 each of the Company issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below), the Dissenting Shares (as defined below) and the underlying Class A Ordinary Shares represented by the ADSs), shall be cancelled and cease to exist, in consideration and exchange for the right to receive US$0.4940 in cash per Share without interest and net of any applicable withholding taxes (the “Per Share Merger Consideration”), (ii) each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing the Excluded Shares (as defined below), shall be cancelled and cease to exist in exchange for the right to receive US$2.9641 in cash per ADS, without interest and net of any applicable fees, expenses, withholding taxes and other governmental charges (the “Per ADS Merger Consideration”), except for (x) (a) 68,324,949 Class A Ordinary Shares (including Class A Ordinary Shares represented by ADSs) and 25,649,839 class B ordinary shares, par value US$0.0001 per share (each a “Class B Ordinary Share” and collectively, “Class B Ordinary Shares”; Class A Ordinary Shares and Class B Ordinary Shares are collectively referred to as “Shares”, and each a “Share”) held by the Rollover Shareholders, and such other Shares to be acquired by such Rollover Shareholders or any of such Rollover Shareholder’s affiliates following the date of the support agreement entered into among, HoldCo, the Founder and each of the Rollover Shareholders (the “Support Agreement”) and prior to the Effective Time (collectively, the “Rollover Shares”), which will be cancelled and cease to exist without payment of consideration as contemplated by and in accordance with the Support Agreement, (b) Shares held by Parent, HoldCo, Merger Sub and any of their respective subsidiaries, (c) Shares held by the Company or any subsidiary of the Company, and (d) 9,401,106 Class A Ordinary Shares recorded under the name of The Bank of New York Mellon (the “ADS Depositary”) as a member in the register of members of the Company and reserved for issuance and allocation pursuant to the 2016 Share Incentive Plan and the 2021 Share Incentive Plan, adopted by the Company in 2016 and 2021, respectively (collectively, the “Company Share Plans”), in each case for (b), (c) and (d), issued and outstanding immediately prior to the Effective Time, which will be cancelled and cease to exist at the Effective Time without payment of any consideration or distribution therefor (the Shares described in the foregoing (a), (b), (c) and (d) are collectively referred to as the “Excluded Shares”); and (y) Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights (the “Dissenting Shares”), pursuant to Section 238 of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), which shall be cancelled and cease to exist and the holders of such Dissenting Shares shall not be entitled to receive the Per Share Merger Consideration and shall instead upon serving a valid written notice of dissent under Section 238(5) of the Cayman Islands Companies Act be entitled to receive the payment of fair value of such Dissenting Shares determined in accordance with the provisions of Section 238 of the Cayman Islands Companies Act. The ADS holders will pay any applicable fees, taxes, stamp duty or other government charges due to or incurred by the ADS Depositary in connection with the distribution of the Per ADS Merger Consideration and the cancellation of the ADSs surrendered, including the ADS Depositary’s ADS cancellation fee of US$5.00 per 100 ADSs (or portion thereof) pursuant to the terms of the deposit agreement dated as of February 8, 2021 by and among the Company, the ADS Depositary, and the owners and holders of ADSs issued thereunder.

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In addition to the foregoing, at the Effective Time, each option to purchase Shares under Company Share Plans (each, a “Company Option”) that is then outstanding and unexercised, whether or not vested or exercisable, and each Company restricted share unit under the Company Share Plans (each, a “Company RSU,” together with the Company Option and Company restricted share, each, a “Company Equity Award”) that is then outstanding, whether or not vested, will be treated as described below.

In connection with the Merger, at the Effective Time, the Company will terminate the Company Share Plans and any related award agreements entered into thereunder, and cause each Company Equity Award that is outstanding immediately prior to the Effective Time will be treated as follows: (a) each Company Equity Award held by certain key employees or the Rollover Shareholders will be cancelled and treated as follows: (i) a portion of such holder’s Company Equity Awards vested as of April 30, 2026 equal to a specified percentage (not to exceed 30% of the total vested portion) (the “Cash-out Percentage”) will be converted into the right to receive a cash amount (without interest and net of any applicable withholding taxes), from the Surviving Company or one of its subsidiaries as soon as practicable following the Effective Time (and in any event no later than the next regularly scheduled employee payroll date) pursuant to the Company’s ordinary payroll practices, equal to (A) in the case of a Company Option vested as of April 30, 2026 (the “Vested Company Option”), the product of the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and the number of Shares underlying the portion being cashed out (provided that if the exercise price equals or exceeds the Per Share Merger Consideration, such portion will be cancelled without payment), and (B) in the case of any other Company Equity Award, including Company restricted shares or Company RSUs vested as of April 30, 2026 (the “Vested Company RSUs”), the product of the Per Share Merger Consideration and the number of Shares underlying the portion being cashed out; (ii) the remaining vested portion (after deducting the cash-out portion) will be cancelled and replaced with a vested award comprised of other rights or property, subject to substantially equivalent terms and conditions, as reasonably determined by both HoldCo and the Company; and (iii) each Company Equity Award unvested as of April 30, 2026 held by such holder will be cancelled and replaced with an award comprised of other rights or property, subject to substantially equivalent terms and conditions, as reasonably determined by both HoldCo and the Company; (b) each Company Equity Award vested as of April 30, 2026 held by any holder other than a Rollover Shareholder or certain key employees will be cancelled and converted into the right to receive a cash payment (without interest and net of any applicable withholding taxes), payable by the Surviving Company or one of its subsidiaries as soon as practicable following the Effective Time (and in any event no later than the next regularly scheduled employee payroll date) pursuant to the Company’s ordinary payroll practices, equal to (i) in the case of a Vested Company Option, the product of the excess, if any, of the Per Share Merger Consideration over the exercise price of such Vested Company Option and the number of Shares underlying such Vested Company Option (provided that if the exercise price equals or exceeds the Per Share Merger Consideration, such Vested Company Option will be cancelled without payment), and (ii) in the case of any Vested Company RSUs, the product of the Per Share Merger Consideration and the number of Shares underlying such award; and (c) each Company Equity Award unvested as of April 30, 2026 held by any holder other than a Rollover Shareholder or certain key employees will be cancelled and cease to exist without payment of any consideration or distribution therefor.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger (collectively, the “Transactions”), must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting or any adjournment or postponement thereof. Pursuant to the Support Agreement, the Rollover Shareholders have agreed to vote all of 71,608,170 Class A Ordinary Shares including Class A Ordinary Shares represented by ADSs and 25,649,839 Class B Ordinary Shares held by the Rollover Shareholders as of May 12, 2026 and any other Shares acquired by such Rollover Shareholders or any of such Rollover Shareholder’s affiliate following May 12, 2026, i.e., the date of the Support Agreement and prior to the Effective Time (collectively, the “Supporting Shares”) in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, which, as of the date hereof, collectively represent approximately 60.41% of the voting power of the total issued and outstanding Shares (excluding for the purpose of this calculation, the Shares they may acquire through the exercise of Company share incentive awards within 60 days of the date hereof). Accordingly, based on 298,471,562 Class A Ordinary Shares and 25,649,839 Class B Ordinary Shares expected to be issued and outstanding on September 11, 2026, the record date for voting Shares at the extraordinary general meeting (the “Share Record Date”), 34,723,574 Class A Ordinary Shares owned by the shareholders and Class A Ordinary Shares represented by ADSs other than the Supporting Shares as of the Share Record Date must be voted in favor of the execution of the Merger Agreement and the Plan of Merger, and the consummation of the Transactions in order to satisfy the requirement of the affirmative vote of at least two-thirds of the votes cast by such holders as, being entitled to do so, present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act and the memorandum and articles of association of the Company, assuming all shareholders of the Company will be present and voting in person or by proxy at the extraordinary general meeting and the Rollover Shareholders will vote all Supporting Shares in favor of the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions.

2

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger, the Limited Guarantees and the Transactions. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person.

Item 1 Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET”

● “QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

Item 2 Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “SUMMARY TERM SHEET — The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “THE EXTRAORDINARY GENERAL MEETING — Record Date; Shares and ADSs Entitled to Vote”

● “THE EXTRAORDINARY GENERAL MEETING — Procedures for Voting”

● “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “MARKET PRICE OF THE ADSS, DIVIDENDS AND OTHER MATTERS”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “MARKET PRICE OF THE ADSS, DIVIDENDS AND OTHER MATTERS”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “TRANSACTIONS IN THE SHARES AND ADSs — Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “TRANSACTIONS IN THE SHARES AND ADSs”

Item 3 Identity and Background of Filing Persons

(a)	Name and Address. Cloopen Group Holding Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — The Parties Involved in the Merger”

● “ANNEX F — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

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(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — The Parties Involved in the Merger”

● “ANNEX F — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — The Parties Involved in the Merger”

● “ANNEX F — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 4 Terms of the Transaction

(a)-(1)	Material Terms — Tender Offers. Not applicable.

(a)-(2)	Material Terms — Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET”

● “QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Purposes of and Reasons for the Merger”

● “SPECIAL FACTORS — Support Agreement”

● “SPECIAL FACTORS — Limited Guarantees”

● “SPECIAL FACTORS — Interim Investors Agreement”

● “SPECIAL FACTORS — Financing of the Merger — Equity Financing”

● “SPECIAL FACTORS — Financing of the Merger — Debt Financing”

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “SPECIAL FACTORS — U.S. Federal Income Tax Considerations”

● “SPECIAL FACTORS — Cayman Islands Tax Consequences”

● “THE EXTRAORDINARY GENERAL MEETING”

● “THE MERGER AGREEMENT”

● “ANNEX A — AGREEMENT AND PLAN OF MERGER”

● “ANNEX B — PLAN OF MERGER”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “THE EXTRAORDINARY GENERAL MEETING — Proposals to be Considered at the Extraordinary General Meeting”

● “THE MERGER AGREEMENT”

● “ANNEX A — AGREEMENT AND PLAN OF MERGER”

● “ANNEX B — PLAN OF MERGER”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

● “DISSENTERS’ RIGHTS”

● “ANNEX E — CAYMAN ISLANDS COMPANIES ACT (AS REVISED) — SECTION 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS”

(f)	Eligibility of Listing or Trading. Not applicable.

4

Item 5 Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “SPECIAL FACTORS — Related Party Transactions”

● “TRANSACTIONS IN THE SHARES AND ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Purposes of and Reasons for the Merger”

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “THE MERGER AGREEMENT”

● “ANNEX A — AGREEMENT AND PLAN OF MERGER”

● “ANNEX B — PLAN OF MERGER”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET”

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “THE MERGER AGREEMENT”

● “ANNEX A — AGREEMENT AND PLAN OF MERGER”

● “ANNEX B — PLAN OF MERGER”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Financing of the Merger”

● “SUMMARY TERM SHEET — Plans for the Company after the Merger”

● “SUMMARY TERM SHEET — Support Agreement”

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Financing of the Merger”

● “SPECIAL FACTORS — Plans for the Company after the Merger”

● “SPECIAL FACTORS — Support Agreement”

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “SPECIAL FACTORS — Voting by the Rollover Shareholders at the Extraordinary General Meeting”

● “THE MERGER AGREEMENT”

● “TRANSACTIONS IN THE SHARES AND ADSs”

● “ANNEX A — AGREEMENT AND PLAN OF MERGER”

● “ANNEX B — PLAN OF MERGER”

Item 6 Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET”

● “QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

● “SPECIAL FACTORS — Purposes of and Reasons for the Merger”

● “SPECIAL FACTORS — Effects of the Merger on the Company”

● “THE MERGER AGREEMENT”

● “ANNEX A — AGREEMENT AND PLAN OF MERGER”

● “ANNEX B — PLAN OF MERGER”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — The Merger”

● “SUMMARY TERM SHEET — Purposes and Effects of the Merger”

● “SUMMARY TERM SHEET — Plans for the Company after the Merger”

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● “SUMMARY TERM SHEET — Financing of the Merger”

● “SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Purposes of and Reasons for the Merger”

● “SPECIAL FACTORS — Effects of the Merger on the Company”

● “SPECIAL FACTORS — Plans for the Company after the Merger”

● “SPECIAL FACTORS — Financing of the Merger”

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “THE MERGER AGREEMENT”

● “ANNEX A — AGREEMENT AND PLAN OF MERGER”

● “ANNEX B — PLAN OF MERGER”

Item 7 Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Purposes and Effects of the Merger”

● “SUMMARY TERM SHEET — Plans for the Company after the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Position of Buyer Group Members as to the Fairness of the Merger”

● “SPECIAL FACTORS — Purposes of and Reasons for the Merger”

● “SPECIAL FACTORS — Alternatives to the Merger”

● “SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Purposes and Effects of the Merger”

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Position of Buyer Group Members as to the Fairness of the Merger”

● “SPECIAL FACTORS — Purposes of and Reasons for the Merger”

● “SPECIAL FACTORS — Alternatives to the Merger”

● “SPECIAL FACTORS — Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Purposes and Effects of the Merger”

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Effects of the Merger on the Company”

● “SPECIAL FACTORS — Plans for the Company after the Merger”

● “SPECIAL FACTORS — Effects on the Company if the Merger Is Not Completed”

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “SPECIAL FACTORS — U.S. Federal Income Tax Considerations”

● “SPECIAL FACTORS — Cayman Islands Tax Consequences”

● “THE MERGER AGREEMENT”

● “ANNEX A — AGREEMENT AND PLAN OF MERGER”

● “ANNEX B — PLAN OF MERGER”

6

Item 8 Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Position of Buyer Group Members as to the Fairness of the Merger”

● “SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

● “SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Position of Buyer Group Members as to the Fairness of the Merger”

● “SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “ANNEX D — OPINION OF KROLL, LLC”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

● “THE EXTRAORDINARY GENERAL MEETING — Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

● “ANNEX D — OPINION OF KROLL, LLC”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9 Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Opinion of the Special Committee’s Financial Advisor”

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

● “ANNEX D — OPINION OF KROLL, LLC”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SPECIAL FACTORS — Background of the Merger”

● “SPECIAL FACTORS — Opinion of the Special Committee’s Financial Advisor”

● “ANNEX D — OPINION OF KROLL, LLC”

7

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “WHERE YOU CAN FIND MORE INFORMATION”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10 Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Financing of the Merger”

● “SPECIAL FACTORS — Financing of the Merger”

● “THE MERGER AGREEMENT”

● “ANNEX A — AGREEMENT AND PLAN OF MERGER”

● “ANNEX B — PLAN OF MERGER”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Financing of the Merger”

● “SPECIAL FACTORS — Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “SPECIAL FACTORS — Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “SUMMARY TERM SHEET — Financing of the Merger”

● “SPECIAL FACTORS — Financing of the Merger”

● “THE MERGER AGREEMENT — Parent Financing”

Item 11 Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “TRANSACTIONS IN THE SHARES AND ADSs”

Item 12 The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Interests of the Company’s Executive Officers and Directors in the Merger”

● “SUMMARY TERM SHEET — Support Agreement”

● “SPECIAL FACTORS — Support Agreement”

● “QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER”

● “SPECIAL FACTORS — Voting by the Rollover Shareholders at the Extraordinary General Meeting”

● “THE EXTRAORDINARY GENERAL MEETING — Vote Required”

● “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE COMPANY”

8

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — Position of Buyer Group Members as to the Fairness of the Merger”

● “SUMMARY TERM SHEET — Support Agreement”

● “SPECIAL FACTORS — Reasons for the Merger and Recommendation of the Special Committee and the Board”

● “SPECIAL FACTORS — Position of Buyer Group Members as to the Fairness of the Merger”

● “SPECIAL FACTORS — Support Agreement”

● “THE EXTRAORDINARY GENERAL MEETING — The Board’s Resolutions and Recommendation”

Item 13 Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2024 and 2025 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2025, filed on May 8, 2026 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “FINANCIAL INFORMATION”

● “WHERE YOU CAN FIND MORE INFORMATION”

(b)	Pro Forma Information. Not applicable.

Item 14 Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

● “THE EXTRAORDINARY GENERAL MEETING — Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

● “SUMMARY TERM SHEET — The Parties Involved in the Merger”

● “SPECIAL FACTORS — Interests of Certain Persons in the Merger”

● “ANNEX F — DIRECTORS AND EXECUTIVE OFFICERS OF EACH FILING PERSON”

Item 15 Additional Information

(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

9

Item 16 Exhibits

(a)-(1)	Proxy Statement of the Company dated August 21, 2026.
(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to Annex G to the Proxy Statement.
(a)-(4)*	Press Release issued by the Company, dated May 12, 2026, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on May 12, 2026.
(c)-(1)	Opinion of Kroll, LLC, dated May 12, 2026, incorporated herein by reference to Annex D to the Proxy Statement.
(c)-(2)*	Discussion Materials prepared by Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated May 12, 2026.
(d)-(1)	Agreement and Plan of Merger, dated as of May 12, 2026, by and among the Company, Parent, HoldCo and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)*	Support Agreement, dated as of May 12, 2026, by and among Holdco, the Founder and each of the Rollover Shareholders.
(d)-(3)*	Equity Commitment Letter, dated May 12, 2026, by and between Parent and Cloopen Co.
(d)-(4)*	Equity Commitment Letter, dated May 12, 2026, by and between Parent and Trustbridge Partners VII.
(d)-(5)*	Equity Commitment Letter, dated May 12, 2026, by and between Parent and RTA.
(d)-(6)	Limited Guarantee, dated as of May 12, 2026, by Cloopen Co as the Guarantor in favor of the Company, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(7)	Limited Guarantee, dated as of May 12, 2026, by Trustbridge Partners VII as the Guarantor in favor of the Company, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(8)	Limited Guarantee, dated as of May 12, 2026, by RTA as the Guarantor in favor of the Company, incorporated herein by reference to Annex C to the Proxy Statement.
(d)-(9)*	Debt Commitment Letter, dated May 12, 2026, by China Minsheng Banking Corp., Ltd. Shanghai Pilot Free Trade Zone Branch to Parent.
(d)-(10)*	Debt Commitment Letter, dated July 30, 2026, by China Merchants Bank Co., Ltd. Shanghai Branch to Parent.
(d)-(11)*	Interim Investors Agreement, dated as of May 12, 2026, by and among Trustbridge Partners VII, Mr. Changxun Sun, Parent, HoldCo, Merger Sub, Cloopen Co and RTA.
(d)-(12)*	Joinder Agreement to Support Agreement, dated July 30, 2026, by Mirae Asset New Economy Fund L.P. and HoldCo.
(d)-(13)*	Joinder Agreement to Support Agreement, dated July 30, 2026, by Mirae Asset Growth 1 Investment Company Limited and HoldCo.
(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.
(f)-(2)	Section 238 of the Cayman Islands Companies Act, incorporated herein by reference to Annex E to the Proxy Statement.
(g)	Not applicable.
107*	Calculation of Filing Fee Tables.

* Previously filed

10

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

Cloopen Group Holding Limited

By:	/s/ Adam ZHAO
Name:	Adam ZHAO
Title:	Chairman of the Special Committee

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

SpringX Holdings Limited

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

AutumnX Holdings Limited

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

SummerX Holdings Limited

By:	/s/ LIN Ning David
Name:	LIN Ning David
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

Trustbridge Partners VII, L.P.

By:	/s/ Verity Priest
Name:	Verity Priest
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

Trustbridge Partners V, L.P.

By:	/s/ Verity Priest
Name:	Verity Priest
Title:	Authorized Signatory

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

TB Partners GP7 Limited

By:	/s/ Verity Priest
Name:	Verity Priest
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

TB Partners GP5 Limited

By:	/s/ Verity Priest
Name:	Verity Priest
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

Retail Technology Asia Limited

By:	/s/ Zhang Feng
Name:	Zhang Feng
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

Dmall Inc.

By:	/s/ Zhang Feng
Name:	Zhang Feng
Title:	President

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

Changxun Sun

By:	/s/ Changxun Sun

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

Cloopen Co., Ltd.

By:	/s/ Changxun Sun
Name:	Changxun Sun
Title:	Director

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 21, 2026

Flawless Success Limited

By:	/s/ DU Menghan
Name:	DU Menghan
Title:	Director of Kastle Limited which is the director of Flawless Success Limited